UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March, 2010

Commission File Number  001-04192

KHD Humboldt Wedag International Ltd.
(Translation of registrant’s name into English)

Suite 1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82 - [  ]

BRITISH COLUMBIA
ALBERTA
QUEBEC

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.                    Name and Address of Company

State the full name of your company and the address of its principal office in Canada:

KHD Humboldt Wedag International Ltd. (“KHD”)
Suite 1620 – 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Item 2.                    Date of Material Change

March 4, 2010.

Item 3.                    News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

News Release, dated March 4, 2010, disseminated through PR Newswire.

Item 4.                    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

KHD announced on January 6, 2010 that it intended to restructure KHD into two distinct legal entities through the distribution to KHD’s shareholders, on a pro rata basis, of all the common shares of its subsidiary, KHD Humboldt Wedag (Deutschland) AG (“KID”) (the “Arrangement”). After the Arrangement, it was expected that KHD would be divided into a mineral royalty company and an industrial plant technology, equipment and service company.

KHD has now determined that the most fiscally responsible way for KHD and its shareholders to effect the distribution of the KID shares is in several tranches. This structure will minimize the tax impact to KHD and its shareholders.

To obtain greater liquidity and shareholder awareness for the KID shares, KID will offer a placement of 10% of its shares in Europe. To assist US citizens to trade the KID shares, KHD is planning on establishing a level 1 American Deposit Receipts (ADR) program in the United States.

Under the current structure, the mineral royalty company will focus on:

•	the acquisition of existing mineral royalties;

•	providing capital for the exploration, development and construction of iron ore and other metals mines in exchange for royalties;

•	monetizing metal by-product streams from either operating mines or projects under development; and

•	providing acquisition financing to established operating companies in return for a royalty on acquired properties.

The mineral royalty company intends to maintain its listing on the New York Stock Exchange. If all necessary conditions are satisfied, it is expected that, in the future, it will no longer need to consolidate KID in its financial results.

Concurrently KID, which will hold all of KHD’s industrial plant technology, equipment and service operations, will be listed on the regulated market of the Frankfurt Stock Exchange.

On March 1, 2010, KHD entered into an Arrangement Agreement with KID, effective as of February 26, 2010, which sets out the terms under which KHD and KID will effect the Arrangement.  On March 1, 2010, KHD obtained an interim order from the Supreme Court of British Columbia providing, amongst other things, for the calling and holding of a special meeting (the “Meeting”) of shareholders of KHD to seek approval for the Arrangement.

KHD previously announced that it expected to hold the Meeting on March 22, 2010, however the Meeting will now be held on Monday, March 29, 2010 at 9:00 a.m. (Pacific time).

Item 5.1                  Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the reporting issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached news release.

Item 5.2                  Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not applicable.

Item 6.                    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance of subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7.                    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not applicable.

Item 8.                   Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Jouni Salo
President and Chief Executive Officer
604-683-8286 (contact through Rene Randall)

Item 9.                    Date of Report

March 5, 2010

News Release
______________________________________________________________________________

UPDATE ON DIVIDING KHD INTO TWO ENTITIES

- A Mineral Royalty Company and
an Industrial Plant Technology, Equipment and Service Company -

NEW YORK (March 4, 2010)….KHD Humboldt Wedag International Ltd. (“KHD”) (NYSE: KHD) announced on January 6, 2010 that it intended to restructure KHD into two distinct legal entities through the distribution to KHD’s shareholders, on a pro rata basis, of all the common shares of its subsidiary, KHD Humboldt Wedag (Deutschland) AG (“KID”) (the “Arrangement”). After the Arrangement, it was expected that KHD would be divided into a mineral royalty company and an industrial plant technology, equipment and service company.

KHD has now determined that the most fiscally responsible way for KHD and its shareholders to effect the distribution of the KID shares is in several tranches. This structure will minimize the tax impact to KHD and its shareholders.

First Tranche Summary and Time Line

•	Receive one (1) KID share for every three and half (3½) KHD shares (calculated after a 2 for 1 forward split, subject to KID shareholder approval).

•	Additional distributions of KID shares expected by the end of the year.

•	Initial percentage of KID shares distributed 26%

•	Shareholders meeting date for approval March 29, 2010

•	Ex- dividend date March 30, 2010

•	Distribution date of shares March 31, 2010

•	Listing date for KID shares on the Frankfurt Stock Exchange March 31, 2010

•	Stock Symbol KWG.F

To obtain greater liquidity and shareholder awareness for the KID shares, KID will offer a placement of 10% of its shares in Europe. To assist US citizens to trade the KID shares, KHD is planning on establishing a level 1 American Deposit Receipts (ADR) program in the United States.

- MORE -
_____________________________________________________________________________________________

Contact Information:	Allen & Caron Inc.	Rene Randall
	Joseph Allen (investors)	KHD Humboldt Wedag International Ltd.
	1 (212) 691-8087	1 (604) 683-8286 ex 224
	joe@allencaron.com	randall.r@khd.de
or
Brian Kennedy (media)
1 (212) 691-8087
brian@allencaron.com

Under the current structure, the mineral royalty company would change its name from KHD to Terra Nova Royalty Corporation (“Terra Nova”) and will focus on:

•	the acquisition of existing mineral royalties;

•	providing capital for the exploration, development and construction of iron ore and other metals mines in exchange for royalties;

•	monetizing metal by-product streams from either operating mines or projects under development; and

•	providing acquisition financing to established operating companies in return for a royalty on acquired properties.

Terra Nova intends to maintain its listing on the New York Stock Exchange (the “NYSE”) and will continue to trade the “regular way”. If all necessary conditions are satisfied, Terra Nova expects that, in the future, it will no longer have to consolidate KID in its financial results.

Concurrently KID, which will hold all of KHD’s industrial plant technology, equipment and service operations, will be listed on the regulated market of the Frankfurt Stock Exchange (the “FSE”). Management will focus on enhancing the traditional cement business through an expansion of current activities in the rapidly growing Indian market. This company will further strengthen its operational and management base in New Delhi, India, as well as add additional resources in other fast-growing emerging markets such as Russia. The company’s main engineering centre of excellence in Cologne, Germany will have a primary focus on further developing the company’s leading process know-how and product engineering capabilities.

The Company commented, “We have studied various ways to increase value for KHD’s shareholders and we believe that through this transaction, the sum of the parts has greater value than the whole.”

On March 1, 2010, KHD entered into an Arrangement Agreement with KID, effective as of February 26, 2010, which sets out the terms under which KHD and KID will effect the Arrangement. As previously announced, the proposed Arrangement requires court approval under the provisions of the British Columbia Business Corporations Act, as well as approval by the shareholders of KHD and the satisfaction of other statutory requirements customary for transactions of this type. On March 1, 2010, KHD obtained an interim order from the Supreme Court of British Columbia providing, amongst other things, for the calling and holding of a special meeting (the “Meeting”) of shareholders of KHD to seek approval for the Arrangement.

KHD previously announced that it expected to hold the Meeting on March 22, 2010, however the Meeting will now be held on Monday, March 29, 2010 at 9:00 a.m. (Pacific time). Materials pertaining to the Meeting, including a management information circular (the “Information Circular”), will be mailed to the shareholders of KHD on or about March 3, 2010. The Information Circular will be filed with the Securities and Exchange Commission at www.sec.gov and with Canadian securities regulators on SEDAR at www.sedar.com on March 3, 2010.

About KHD Humboldt Wedag International Ltd.

KHD Humboldt Wedag International Ltd. owns companies that operate internationally in the industrial plant technology, equipment and service industry, and specializes in the cement industry. To obtain further information about KHD, please visit our website at http://www.khdhumboldt.com

Disclaimer for Forward-Looking Information

Certain statements in this release are forward-looking statements, which reflect the expectations of management regarding KHD’s planned restructuring. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions. These assumptions, which include management’s current expectations, estimates and assumptions about the potential benefits of the Arrangement, the areas that the resulting legal entities will focus on, the common shares of KID to be distributed to the shareholders of KHD, and that the restructuring will increase value for KHD shareholders, may prove to be incorrect. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the failure to obtain any necessary approvals for the restructuring, (2) the timing and extent of the restructuring, (3) potential negative financial impact from regulatory investigations, claims, lawsuits and other legal proceedings and challenges related to the restructuring, (4) a decrease in Wabush’s estimated reserves or mine life or in the Wabush royalty, (5) the uncertainty of government regulation and politics in India and other markets, (6) the inability to  successfully expand in the Indian market, (7) continuing decreased demand for our products, including the renegotiation, delay and/or cancellation of projects by our customers and the reduction in the number of project opportunities, (8) a decrease in the demand for cement, minerals and related products, (9) the number of competitors with competitively priced products and services, (10) product development or other initiatives by our competitors, (11) shifts in industry capacity, (12) fluctuations in foreign exchange and interest rates, (13) fluctuations in availability and cost of raw materials or energy, (14) delays in the start of projects, (15) delays in the implementation of projects and disputes regarding the performance of our services, and (16) other factors beyond our control. Additional information about these and other assumptions, risks and uncertainties are set out in the “Risk Factors” section in our Form 6-K filed with the Securities and Exchange Commission and the “Risks and Uncertainties” section in our MD&A filed with Canadian securities regulators.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KHD HUMBOLDT WEDAG INTERNATIONAL LTD.

By:   /s/ Alan Hartslief
Alan Hartslief, Chief Financial Officer
Date: March 24, 2010